Exhibit 99.(a)(5)(iv)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

THE SINGAPORE FUND, INC.

ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS OF IN-KIND TENDER OFFER

Philadelphia, March 15, 2012 — The Board of Directors of The Singapore Fund, Inc. (NYSE:SGF) (the “Fund”) announced today the expiration of its tender offer (“Offer”) to purchase up to 25% of the Fund’s outstanding shares of common stock (“Shares”). The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Wednesday, March 14, 2012 (the “Expiration Date”).

Under the terms of the Offer, the Fund offered to purchase up to 25% of the Fund’s outstanding Shares at a price equal to 99% of the Fund’s net asset value (“NAV”) per Share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the Expiration Date in exchange for a pro-rata portion of the Fund’s portfolio securities, subject to adjustment for fractional shares and Odd Lots (as defined below), and cash held in the Fund’s investment portfolio.  In order to avoid the potential burden on the Fund’s stockholders resulting from receiving an amount of portfolio securities below conventional minimum trading thresholds in Singapore, the Fund will pay cash with respect to each portfolio security as to which a stockholder would receive a distribution of fewer than 1,000 shares (an “Odd Lot”) of that portfolio security. Due to the large size of the conventional minimum trading threshold in Singapore, the Fund expects that all participating stockholders will receive at least some cash with respect to each portfolio security allocated in the Offer.  The Fund expects that any stockholder that tendered fewer than 2,500 Shares in the Offer will be allocated fewer than 1,000 shares with respect to each of the portfolio securities and will therefore receive solely cash in exchange for their Shares in the Offer.

Based upon current information, approximately 4,842,402 shares of common stock, or approximately 48.4% of the Fund’s common stock outstanding, were tendered and not withdrawn through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. Because the number of Shares tendered exceeded 25% of the Fund’s outstanding Shares, the number of Shares that will be purchased by the Fund will be pro-rated based on the number of Shares properly tendered by each stockholder.  The Fund will, accept all Shares tendered by stockholders who own fewer than 100 Shares and tendered all their Shares for purchase in the Offer, before pro rating the Shares tendered by other stockholders.   This number is preliminary and is subject to adjustment as the Fund verifies that all requirements for participation have been met by each stockholder tendering Shares, including with respect to stockholders who tendered 2,500 or more Shares in the Offer, submission of information regarding a securities account maintained or established, directly or indirectly (through a broker, custodian or depository agent), with the Central Depository in Singapore, the Central Depository (Pte) Limited, that is capable of receiving and holding any distributed portfolio securities (a “Singapore Account”).

The cash portion of the purchase price will be paid to participating stockholders and the pro-rata portion of the Fund’s portfolio securities will be transferred to participating stockholders’ Singapore Accounts as soon as practicable after the Expiration Date.  However, as set forth in the Fund’s Offer to Repurchase dated February 14, 2012 and related documents (the “Offer Documents”), certain factors could cause delays in the physical delivery and/or settlement of the portfolio securities in the Singapore Accounts, and these delays could extend for a month or more. For example, any errors in the Singapore Account information provided by a participating stockholder will cause delays in the physical delivery of Portfolio Securities.  Additionally, certain Singaporean securities or brokers may request additional information or confirmations regarding the Singapore Account and may choose not to accept Offer proceeds on behalf of participating stockholders or may delay acceptance of proceeds until the additional instructions and confirmations are received. Accordingly, stockholders who have tendered 2,500 or more Shares in the Offer are urged to consult with the Singaporean bank or securities broker responsible for their Singapore Account to ensure compliance with any additional informational requirements their Singaporean bank or securities dealer may have imposed and to submit such additional information as quickly as possible to avoid any delay in payment.

The Offer was not part of a plan to liquidate the Fund. Stockholder participation was not mandatory as stockholders can continue to purchase and sell Fund shares in cash transactions on the New York Stock Exchange.

The Offer was not extended to (nor will tenders be accepted from or on behalf of) stockholders residing in any jurisdiction in which the offering of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The manner of payment of proceeds may be adjusted to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction required the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to have been made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The terms and conditions of the Offer were set forth in the Offer Documents which were mailed to record holders on or about February 14, 2012. The Offer will generally be a taxable transaction for participating stockholders and participating stockholders are encouraged to consult their own tax advisers regarding the consequences of participation in the Offer.  For further information, contact the Fund’s Investor Relations office at 1-866-839-5205, or email InvestorRelations@aberdeen-asset.com.

Additional information regarding the Fund can be obtained on the Fund’s website at www.aberdeensgf.com.

Important Information

The Fund is a closed-end management investment company that seeks long-term capital appreciation by investing primarily in Singapore equity securities. The Fund’s Shares are traded on the New York Stock Exchange under the trading symbol “SGF”.

The investment return and principal value of the Fund’s Shares will fluctuate so that an investor’s Shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the NAV of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for single country funds.

Aberdeen Asset Management is the marketing name in the U.S. for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Limited, Aberdeen Asset Management Ltd. and Aberdeen Asset Management Asia Ltd. (collectively, the ‘Aberdeen Advisers’). Each of the Aberdeen Advisers is wholly owned by Aberdeen Asset Management PLC. “Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeen-asset.com

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